FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2

Date of Material Change

May 28, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on May 28, 2008.

Item 4

Summary of Material Change

Gammon Gold Presentation Available on Corporate Website

Item 5

Full Description of Material Change

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): advises that a new Investor Presentation for use in the Company’s follow up European marketing tour May 29th to June 2nd has been posted on the Company’s corporate website and can be accessed through the following link European Marketing Tour. The presentation provides updated financial and productivity metrics as of April 30th and May 23rd respectively that clearly demonstrate the ongoing positive traction that we are continuing to achieve as we execute our business model.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry Chief Financial Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

May 28, 2008